FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, December 01, 2015

Ger. Gen. No. 134/2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

Yesterday, the “Consejo de Administración de Bolsas y Mercados Españoles, Sistemas de Negociación, S.A” (Board of Directors of Spanish Stock Exchanges), in exercise of the powers conferred by “Reglamento del Mercado de Valores Latinoamericanos, Latibex" (Regulation of Latibex), and in response to the request made by Enersis S.A., it has agreed to suspend the inscription of Enersis S.A. effective from December 1, 2015 and has decided to exclude the trading of shares issued by the Company in Latibex, effective on December 4, 2015.

The above implies that, from the aforementioned date, Enersis S.A. will be delisted from Latibex and its shares will not be traded in the future on that stock exchange.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Bondholders Representative)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 2, 2015